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Exhibit 99.3    Press release


April 22, 1997


                              For further information contact:

                              David M. Bradley
                              Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                              825 Central Avenue
                              Fort Dodge, Iowa 50501
                              515-576-7531


                   NORTH CENTRAL BANCSHARES, INC. ANNOUNCES

                           STOCK REPURCHASE PROGRAM


Fort Dodge, Iowa, April 22, 1997 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Fort Dodge, announced that it will commence a stock repurchase program beginning on or about April 28, 1997. The program authorizes the Company to repurchase up to five percent of its 3,429,455 outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management. The Company notified the Office of Thrift Supervision on April 10, 1997 of the adoption of this stock repurchase program and the applicable waiting period expired on April 21, 1997.

North Central Bancshares, Inc., with over $203 million in assets, is the holding company for First Federal Savings Bank of Fort Dodge, a federally chartered stock savings bank. First Federal is a community-oriented institution serving north central Iowa through 4 full service locations in Fort Dodge, Nevada, and Ames, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.